SMIC Unveils 28nm Readiness and MPW Milestone

SHANGHAI, Jan. 26, 2014 /PRNewswire/ — Semiconductor Manufacturing International Corporation (“SMIC”¡ANYSE: SMI; SEHK: 981) , China’s largest and most advanced semiconductor foundry, announced today that its 28nm technology has been process frozen and the company has successfully entered Multi Project Wafer (MPW) stage to support customer’s requirements on both 28nm PolySiON (PS) and 28nm high-k dielectrics metal gate (HKMG) processes. Over 100 IPs from multiple third party IP partners as well as SMIC’s internal IP team are prepared to serve various projects from worldwide design houses that have been showing interest in SMIC 28nm processes.

28nm process technologies primarily target mobile computing and consumer electronics related applications, such as Smartphone, Tablets, TV, Set-top Boxes and networking. It provides customers high performance application processors, cellular baseband, wireless connectivity etc. According to IHS’ forecasts, the pure-play foundry revenue potential for 28nm will continue to rise with a CAGR of 19.4% from 2012 to 2017.

“I am pleased to announce the successful 28nm process milestone, which enables SMIC to better position itself in engaging and serving mobile computing related customers,” said Dr. Tzu-Yin Chiu, Chief Executive Officer & Executive Director of SMIC. “As the first foundry in mainland China to offer 28nm process technologies, this significant milestone demonstrates SMIC’s continuous growing capabilities in offering leading foundry technologies to worldwide IC designers.”

“The first SMIC 28nm MPW shuttle included both 28PS and 28HKMG related customer products for verification, which was already launched at the end of 2013 as planned,” said Dr. Shiuh-Wuu Lee, Executive Vice President of Technology Development of SMIC. “By taking more MPW shuttles in 2014, we will continue to take more positive steps to strengthen and diversify our technology offerings and meet customers’ growing demands on both advanced and differentiated technologies.”

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in mainland China, providing integrated circuit (IC) foundry and technology services at 0.35-micron to 40-nanometer. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and a 200mm mega-fab in Shanghai, a 300mm mega-fab in Beijing, a 200mm fab in Tianjin, and a 200mm fab project under development in Shenzhen. SMIC also has customer service and marketing offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong. For more information, please visit www.smics.com.

Safe Harbor Statements

 (Under the Private Securities Litigation Reform Act of 1995)

This document contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of SMIC’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, intense competition, timely wafer acceptance by SMIC’s customers, timely introduction of new technologies, SMIC’s ability to ramp new products into volume, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, availability of manufacturing capacity, financial stability in end markets and intensive intellectual property litigation in high tech industry.

In addition to the information contained in this document, you should also consider the information contained in our other filings with the SEC, including our annual report on Form 20-F filed with the SEC on April 15, 2013, especially in the “Risk Factors” section and such other documents that we may file with the SEC or SEHK from time to time, including on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on our future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this document may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated or, if no date is stated, as of the date of this document.

SMIC Press Contacts:

English Media
Michael Cheung
Tel: +86-21-3861-0000 x16812
Email: Michael—Cheung@smics.com

Chinese Media
Angela Miao
Tel: +86-21-3861-0000 x10088
Email: Angela—Miao@smics.com